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Wichita Falls Brewing

Wichita Falls, TX

- Co-founders include **award-winning head brewer of Infamous Brewing (Austin)** and a **military veteran** with strong leadership and track record
- **Only distributing brewpub** in a revitalized historic downtown
- **Flexible infrastructure** to meet local and offsite needs well into the future

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Investment Details

1.45x
Investment Multiple ?

$0 invested
Minimum raise $75,000 ?

$100
Minimum investment

-
Investors

50
Early Bird rewards remaining

76 days remaining

INVEST NOW

Company Description

In the past year, Wichita Falls Central Business District has witnessed a commercial revitalization with nearly a dozen restaurant, bar and market openings. **Wichita Falls Brewing Company ("WFBC")** will be at the forefront of the boom, making and serving multiple styles of craft beer and providing the community a spacious and welcoming place to call their own. The opening will be led by award-winning head brewer, Matt Bitsche, the founding brewer behind Austin's Infamous Brewing.



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WFBC will fill a market in need of a serious craft brewpub with scalable production capabilities. Equally important, the brewery will give the town a product and place to call its own. Patrons will enjoy a glass-lined taproom with full view of the brewing process and a beautiful beer garden, all enclosed in a family-friendly layout and design.

In addition to the taproom and brewery, two private dining spaces with regular food options will be available to patrons. The city of Wichita Falls has an impressive food truck scene, and the brewery plans to have a permanent food truck presence, serving daily. In addition to in-house brews and other domestic beers, a wide selection of non-alcoholic beverages will also be available.

WFBC sits comfortably by the office buildings and emerging residential real estate of downtown. Bistros, shops, cafes and pubs all help to generate foot traffic. So too does the food truck park just one block east of the brewery.

Distribution will also comprise an important portion of the business. WFBC expects to produce and sell over 700 barrels a year, including distribution to local businesses and nearby towns. Distribution and revenues generated from outside the town will also serve the brewery's larger vision of promoting pride in Wichita Falls and the greater Texoma region.

WFBC plans to open to the public in the Spring of 2018.

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Key Terms

Issuer

Wichita Falls Brewing Company, LLC

Securities

Revenue Sharing Notes

Offering Amount

Minimum $75,000 to **maximum $125,000**

Investment Multiple ?

1.45x

Payments ?

Monthly

Revenue Sharing Percentage

7.5% of the Issuer's monthly gross revenue

Maturity ?

48 Months

Security Interest ?

Blanket junior lien on all assets of the business

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/Archives/edgar/data/1706031/000170603117000003/0001706031 17-000003-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

The total cost of the project will be approximately $725,000. The Issuer expects to fund the buildout with approximately $55,000 in tenant improvement contributions, $40,000 in a city 4B grant, $205,000 in equipment financing, $300,000 from private investors, and a maximum of $125,000 through this NextSeed offering.

Proceeds from the NextSeed campaign will be put towards the final renovations to the event space, bottling line upgrades, and the purchase of lab equipment for monitoring quality and yeast health.



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Co-founder Russ Reynolds standing outside the space in October 2017

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ▼	1.45x	48 months	$145

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Revenue Sharing Summary*

Once the Issuer commences operations, it will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Let's assume that the total amount raised through this offering is $125,000 and the Issuer is committed to sharing 7.5% of its gross revenue.

EXAMPLE:

Gross revenue in month X
$60,000
Revenue sharing percentage
7.5%
Total payment for month X
$4,500

If Investor A invested $2,500 of the $125,000 that was raised by the Issuer, Investor A is entitled to receive 2.0% of each monthly payment made to investors.

Therefore, if $4,500 is paid to investors for month X, **Investor A is paid $90 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. ... Read More

Bonus Rewards

EARLY BIRD REWARD

First 50 investors who invest $500 or more will receive:
- $25 Gift Card for Online Retail Store

Invest $500 or more

- $25 Gift Card for Online Retail Store

Invest $1,000 or more

- $50 Gift Card for Online Retail Store

Invest $2,500 or more

- Lifetime Imperial Pint Club Membership: Discounts on merchandise & beer every day plus exclusive invites to volunteer opportunities to tastings & events

Invest $5,000 or more

- Lifetime Imperial Pint Club Membership: Discounts on merchandise & beer every day plus exclusive invites to volunteer opportunities to tastings & events
- Invitation for 4 people to private tasting of potential seasonal brews

Invest $10,000 or more

- Lifetime Imperial Pint Club Membership: Discounts on merchandise & beer every day plus exclusive invites to volunteer opportunities to tastings & events
- Private event for 10 people, meet & greet with Brewer

Business Model

WFBC will fulfill an emerging need in the Texoma region, an open-to-all craft brewpub. Local residents will come to enjoy their hometown ales just as their city is seeing a commercial boom.

Similar sized towns with comparable demographics in Texas have proven to easily support brewpubs of this size. Given these comps between patrons and its distribution, WFBC expects to see annual sales nearing $1M in the next five years.



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Revenues will be primarily driven through on-site beer sales, distribution of the product throughout the region, and additional food and beverage sales in the taproom. Families will be encouraged to enjoy WFBC together. The space and layout will be designed as a family-friendly destination, complete with games and outdoor playscapes for the under-21 set.

On the cost side, labor demands have been reduced through operational efficiencies built into the business. The brewing process has been developed with a fully automated system, allowing an individual to brew a batch alone. Further, counter order service in the taproom, a permanent food truck and a contracted distributor will also ensure that labor costs are comparatively low.

The brewery has also reached a generous "lease-to-own" agreement on the brew system. The arrangement allows for a flexible first year in which WFBC will only be paying interest on the equipment.

WFBC will also have the benefit of a graduated scale on rent, keeping costs especially low in the first nine months.

Numbers have shown that the craft brewing industry sees fairly level sales throughout the year, including times when other industries hurt badly (i.e. the recession). The beer trend has slowed only slightly as 35-44 year old consumers are migrating to wine and spirits. Aware of this and committed to serving the whole community, the taproom will also serve wine and food. Discussions have started on distilling liquor in the future.

Location Analysis

Wichita Falls Brewing Company will be located in the heart of downtown at 701 Indiana Ave, Wichita Falls, Texas 76308.

Wichita Falls is an historic and family-oriented town centrally located between Dallas-Fort Worth and Oklahoma City. An international investment in manufacturing has brought hundreds of thousands of professionals to the Texoma region. The majority of Wichita Falls locals fall squarely into the 25-54 year-old range.

WFBC will be surrounded by many other businesses with the same goal: to breathe new life into the Wichita Falls Central Business District. Major buildings are undergoing renovations with plans to add residential real estate, markets, restaurants, bars and retail locations. The city council has also appointed a downtown development committee to improve sidewalks and streets, enforce codes and determine the most efficient ways to attract other major businesses in the area.

New housing subdivisions have also been approved in recent months, continuing Wichita Falls population growth efforts and indicative of the region's increasing popularity.

Leadership



Matt Bitsche, *Co-founder*

Matt has come home to Texoma to launch this new venture. He will be responsible for brewing, distribution and brewery operations. Founder of Austin's Infamous Brewing brewery and distributor, Matt built the company from scratch to a worth of $4.5M in just five years. His beers have been featured in The New York Times and have won numerous national awards.



Russ Reynolds, *Co-founder*

Russ is responsible for business planning and marketing. He earned his B.A. and Business Foundations Certificate from the University of Texas and his MBA from Trident University International. A career Air Force pilot, Russ recently co-founded the University of Texas

"AFROTC Det. 825 Alumni Network Scholarship" and has so far raised over $10k in memory of a fallen comrade. He shares a desire to grow this company while transitioning to the reserves and making Texoma home.

History

- ★ **March 2017**

  Property lease was signed and construction began

- ★ **May 2017**

  Wichita Falls Brewing Company LLC formed

- ★ **August 2017**

  Equipment arrived and installed

- ★ **October 2017**

  Won Midwestern State University's business plan competition (https://www.timesrecordnews.com/story/money/business/2017/10/04/judges-announce-winners-msu-entrepreneurship-competition/732787001/) and received winnings that totaled $27,500 in cash and services

- ★ **January 2018**

  Completion of inspections

- ★ **February 2018**

  Ingredients to be ordered, and brewing begins

- ★ **April 2018**

  Anticipated opening of the brewery and taproom to the public!

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